*KH 3/16

AB 3/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CapStone Investments, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12760 High Bluff Drive, Suite 120

(No. and Street)

San Diego	**CA**	**92130**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Capozza **(858) 875-4500**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11020353

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Steven Capozza**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **CapStone Investments, Inc.** as of **December 31, 2010**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

State of California
County of San Diego

Subscribed and sworn to before me
this ____ day of _________ 2011

SEE ATTACHMENT FOR OFFICIAL NOTARIZATION

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account Pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of **San Diego**

On 28 February 2011 before me, **Robert L. Piatt, Notary Public,** personally appeared Steven Capozza

who proved to me on the basis of satisfactory evidence to the be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

OFFICIAL SEAL
ROBERT L. PIATT
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1743880
SAN DIEGO COUNTY
MY COMM. EXP. MAY 6, 2011
RBG-1

WITNESS my hand and official seal.

Signature ______________________

OPTIONAL

This information not required by law, but may prevent fraudulent removal and reattachment to another document.

Title/Type of Document Financial Statements Together with Supporting Schedule and Auditors Report

Document Date 31 December 2010 Number of Pages 26

CAPACITY(IES) CLAIMED BY SIGNER(S)

Signer's Name ______________________
☐ Individual
☐ Corporate Officer – Title(s) ______________________
☐ Partner
  ☐ Limited
  ☐ General
☐ Attorney In Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other ______________________

Signer Is Representing ______________________

Right Thumbprint Of Signer

Signer's Name ______________________
☐ Individual
☐ Corporate Officer – Title(s) ______________________
☐ Partner
  ☐ Limited
  ☐ General
☐ Attorney In Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other ______________________

Signer Is Representing ______________________

Right Thumbprint Of Signer

CAPSTONE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

Board of Directors
CapStone Investments, Inc.

We have audited the accompanying statement of financial condition of CapStone Investments, Inc. (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CapStone Investments, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 25, 2011

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

CAPSTONE INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2010

Assets

Cash	$ 423,261
Commissions receivable	112,087
Deposits at clearing broker	249,413
Securities owned, at fair value	102,807
Prepaid expenses	85,373
Furniture and equipment, net	37,920
Other	19,537
Total assets	$ 1,030,398

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 49,512
Accrued liabilities	485,410
Total liabilities	534,922
Stockholders' equity:	
Common stock (10,000,000 shares of no par value authorized; 6,540,697 shares issued and outstanding)	629,226
Retained earnings	(133,750)
Total stockholders' equity	495,476
Total liabilities and stockholders' equity	$ 1,030,398

See Accompanying Notes to Statement of Financial Condition

CAPSTONE INVESTMENTS, INC.
Notes to Statement of Financial Condition
December 31, 2010

1. Business and Summary of Significant Accounting Policies

Business

CapStone Investments, Inc. (the "Company") is a California corporation formed on September 25, 1995. The Company currently has four individual shareholders, all of whom actively participate in the day-to-day operations. Business is conducted primarily from the Company's San Diego, California office.

The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

The Company is a fully disclosed broker-dealer that provides securities and derivatives trading and various brokerage firm services to hedge funds, corporations, and institutional investors. Wedbush Morgan Securities, Inc. (the "Clearing Broker") is the Company's custodian and provides clearing services.

Cash

The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

The Company maintained a bank account for the exclusive benefit of customers. During 2010, the Company discontinued this service to their clients and distributed all remaining cash held to the customers.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis and are included in principal transactions in the accompanying statement of operations.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

1. Business and Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over estimated useful lives of five to seven years.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company is not subject to federal or state income taxes. Accordingly, no provisions have been made for federal or state income taxes. Instead, shareholders are taxed on their proportionate share of the Company's taxable income. However, the Company is subject to California franchise tax of 1.5% on taxable income, subject to an annual minimum of $800. Any temporary differences arising from recording state taxes are immaterial and accordingly, do not generate any deferred tax asset or liability. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2006.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates and assumptions primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Furniture and Equipment, net

Net furniture and equipment includes the following:

Computer and office equipment	$ 35,540
Furniture and fixtures	27,351
Leasehold improvements	7,224
	70,115
Accumulated depreciation	(32,195)
Furniture and equipment, net	$ 37,920

3. Net Capital Requirements

In February 2010, the Company decided to discontinue its commission sharing service to its customers. As a result, on February 25, 2010, the Company submitted a request to FINRA to reduce its minimum net capital requirement from $250,000 to $100,000. The Company received final approval from FINRA on March 4, 2010 to reduce their minimum net capital requirement to $100,000. They started operating under new the net capital requirements in the first quarter of 2010. The Company does not believe that the discontinuance of their commission sharing service will have any material impact on its operations.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $100,000 or 2% of combined aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation. At December 31, 2010, the Company had net capital of $303,235, which was $203,235 in excess of its required net capital of $100,000. The Company was not subject to reserve requirements under Rule 15c3-3 during 2010.

4. Commitments

The Company rents its San Diego office premises under a lease agreement that expires in 2013. The lease agreement provides for a monthly base rent plus a pro rata share of the increase in certain common building operating expenses. The Company shares the San Diego office premises with an affiliate. This affiliate reimburses the Company $1,900 for its share of the rent expense every month. Total future minimum lease payments under this lease are as follows:

Year Ending December 31	
2011	$ 181,700
2012	187,200
2013	127,700
Total	$ 496,600

The Company also reimburses some of its registered representatives for office premises rented in other locations.

5. Deposits at Clearing Broker

Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with the clearing broker. As of December 31, 2010, the Company had $249,413 on deposit with the clearing broker. The good faith deposit fell below the minimum at December 31, 2010 due to an error by the clearing broker, and was remedied in January 2011.

6. Financial Instruments With Off-Balance Sheet Risk and Credit Risk

Cash and securities held by the clearing broker are insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the broker. Such insurance protects against loss due to failure of the brokers, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, as well as with other brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The risk of default depends on the credit worthiness of the issuer of the instrument. The Company seeks to control its risk by following an established credit approval process and monitoring credit limits.

7. Pension Plan

The Company sponsors a 401(k) pension plan under which employees may defer a certain percentage of their salary to the plan. The Company can elect to match the employees' contribution at their discretion; however, no election was made for the year ended December 31, 2010.

8. Fair Value of Securities

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in level 1. Common stock traded on active markets that are restricted for sale are valued by reference to actively traded common stock and are categorized in level 2.

The following table summarizes the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2010:

Fair Value Measurements on a Recurring Basis				
Securities Owned	Level 1	Level 2	Level 3	Total
Equities	$ 69,438	$ 33,369	$ -	$ 102,807

9. Capital Transactions

In September 2010, the Company repurchased the outstanding shares of one shareholder for a total of $21,802.

In October 2010, two existing shareholders contributed additional capital totaling $300,000 to the Company. No additional shares were issued in exchange for this contribution.

During 2010, the Company paid dividends totaling $128,949 to the shareholders.

10. Subsequent Events

Management evaluated subsequent events through February 25, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.